Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Financial Position

		As at
		September 30,	December 31,
	Notes	2022	2021
Assets
Current Assets
Cash		$62,713	$83,790
Restricted cash		448	448
Amounts receivable	4	25,872	23,684
Inventory	5	70,686	45,322
Prepaid expenses		12,534	6,734
Total Current Assets		172,253	159,978
Non-current Assets
Other intangible assets	6	7,369	3,929
Mine properties, plant and equipment	7	158,689	146,659
Vanadium assets	3(b)	4,996	-
Deferred income tax asset	13(b)	4,262	3,343
Total Non-current Assets		175,316	153,931
Total Assets		$347,569	$313,909
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	8	$33,152	$19,723
Deferred revenue		3,410	5,469
Current portion of lease liability		576	563
Current portion of provisions		6,018	913
Debt	9	15,000	15,000
Total Current Liabilities		58,156	41,668
Non-current Liabilities
Non-current accounts payable and accrued liabilities	8	333	-
Lease liability		1,605	1,987
Provisions		4,249	4,557
Total Non-current Liabilities		6,187	6,544
Total Liabilities		64,343	48,212
Equity
Issued capital	10	411,624	415,982
Equity reserves	11	17,793	17,814
Accumulated other comprehensive loss		(118,227)	(118,772)
Deficit		(37,163)	(49,327)
Equity attributable to owners of the Company		274,027	265,697
Non-controlling Interest		9,199	-
Total Equity		283,226	265,697
Total Liabilities and Equity		$347,569	$313,909
Commitments and contingencies	7, 16
Subsequent events	20

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2022	2021	2022	2021

Revenues	18	$54,258	$53,861	$181,750	$147,954
Expenses
Operating costs	19	(45,602)	(32,126)	(125,264)	(95,264)
Professional, consulting and management fees		(7,246)	(4,889)	(19,542)	(12,942)
Foreign exchange gain (loss)		967	(826)	1,910	531
Other general and administrative expenses		(4,108)	(989)	(10,865)	(4,260)
Share-based payments	11	(131)	(578)	(1,432)	(1,982)
Finance costs	19	(296)	(344)	(787)	(767)
Interest income		401	102	798	266
Technology start-up costs		303	-	(4,514)	-
Exploration and evaluation costs		(506)	(742)	(791)	(1,440)
		(56,218)	(40,392)	(160,487)	(115,858)
Net income (loss) before tax		$(1,960)	$13,469	$21,263	$32,096
Income tax expense	13(a)	(1,307)	(2,569)	(9,024)	(5,028)
Deferred income tax recovery (expense)	13(a)	666	(1,707)	1,171	(5,286)
Net income (loss)		$(2,601)	$9,193	$13,410	$21,782

Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(6,702)	(12,467)	591	(6,248)
Comprehensive income (loss)		$(9,303)	$(3,274)	$14,001	$15,534
Net income (loss) attributable to:
Owners of the Company		$(2,104)	$9,193	$14,187	$21,782
Non-controlling interests		$(497)	$-	$(777)	$-
		$(2,601)	$9,193	$13,410	$21,782
Comprehensive income (loss) attributable to:
Owners of the Company		$(8,852)	$(3,274)	$14,732	$15,534
Non-controlling interests		$(451)	$-	$(731)	$-
		$(9,303)	$(3,274)	$14,001	$15,534
Basic earnings (loss) per Common Share	12	$(0.04)	$0.14	$0.21	$0.34
Diluted earnings (loss) per Common Share	12	$(0.04)	$0.14	$0.21	$0.34
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	12	64,217	64,682	64,594	63,819
- Diluted	12	64,217	65,724	64,899	64,919

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2020	58,779	$406,214	$21,291	$(108,438)	$(71,903)	$-	$247,164
Share-based payments	-	-	1,982	-	-	-	1,982
Exercise of warrants	5,723	7,982	(5,344)	-	-	-	2,638
Exercise of stock options	156	944	(421)	-	-	-	523
Exercise of restricted share units	68	838	(838)	-	-	-	-
Expiry of warrants	-	-	(5)	-	5	-	-
Currency translation adjustment	-	-	-	(6,248)	-	-	(6,248)
Net income for the period	-	-	-	-	21,782	-	21,782
Balance at September 30, 2021	64,726	$415,978	$16,665	$(114,686)	$(50,116)	$-	$267,841

Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$-	$265,697
Share-based payments	-	-	1,432	-	-	-	1,432
Exercise of warrants	10	124	(34)	-	-	-	90
Exercise of stock options	36	320	(133)	-	-	-	187
Exercise of restricted share units	105	1,286	(1,286)	-	-	-	-
Share repurchase	(873)	(6,088)	-	-	-	-	(6,088)
Sale of non-controlling interest (note 3)	-	-	-	-	(2,023)	9,930	7,907
Currency translation adjustment	-	-	-	545	-	46	591
Net income (loss) for the period	-	-	-	-	14,187	(777)	13,410
Balance at September 30, 2022	64,005	$411,624	$17,793	$(118,227)	$(37,163)	$9,199	$283,226

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended		Nine Months ended
		September 30,		September 30,
	Notes	2022	2021	2022	2021
Operating Activities
Net income (loss) for the period		$(2,601)	$9,193	$13,410	$21,782
Adjustment for Non-cash Items
Depreciation		5,858	5,084	16,553	16,343
Share-based payments	11	131	578	1,432	1,982
Unrealized foreign exchange loss (gain)		1,777	2,247	(1,267)	523
Non-cash listing expense	3	604	-	604	-
Finance costs	19	296	344	787	767
Interest income		(401)	(102)	(798)	(266)
Income tax expense	13(a)	1,307	2,569	9,024	5,028
Deferred income tax (recovery) expense	13(a)	(666)	1,707	(1,171)	5,286
Income tax paid		(1,977)	(1,306)	(3,095)	(2,185)
Cash Provided Before Working Capital Items		4,328	20,314	35,479	49,260
Change in amounts receivable		8,034	1,839	(1,899)	(4,235)
Change in inventory		(6,480)	(5,472)	(27,471)	(9,711)
Change in prepaid expenses		(2,203)	(1,318)	(6,215)	(2,799)
Changes in accounts payable and accrued liabilities and provisions		5,472	1,772	11,054	3,171
Change in deferred revenue		886	(1,623)	(2,059)	664
Net Cash Provided by Operating Activities		10,037	15,512	8,889	36,350
Financing Activities
Receipt of debt	9	-	-	15,000	15,000
Repayment of debt	9	-	-	(15,000)	(24,788)
Interest received		401	102	798	266
Lease payments		(149)	(91)	(427)	(91)
Change in restricted cash		15,524	(302)	-	(448)
Sale of non-controlling interest	3	7,547	-	7,797	-
Share repurchase	10	(5,765)	-	(6,088)	-
Issuance of common shares	11	93	369	277	3,161
Net Cash Provided by (Used in) Financing Activities		17,651	78	2,357	(6,900)
Investing Activities
Intangible assets		(1,745)	-	(3,434)	-
Mine properties, plant and equipment		(10,936)	(6,145)	(24,898)	(20,414)
Vanadium assets		(4,996)	-	(4,996)	-
Net Cash Used in Investing Activities		(17,677)	(6,145)	(33,328)	(20,414)
Effect of foreign exchange on cash		(176)	(2,547)	1,005	(614)
Net Change in Cash		9,835	6,898	(21,077)	8,422
Cash position - beginning of the period		52,878	80,669	83,790	79,145
Cash Position - end of the period		$62,713	$87,567	$62,713	$87,567

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology. The Company is in the process of vertically integrating its vanadium production operations with its vanadium redox flow battery technology. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on November 8, 2022.

3) Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2021 and should be read in conjunction with those statements.

In September 2022, the Company's subsidiary, Largo Physical Vanadium Corp. ("LPV"), completed a reverse takeover of Column Capital Corp. ("CPC") whereby the shareholders of LPV obtained control of CPC. The combined entity was named Largo Physical Vanadium Corp. and commenced trading on the TSX Venture Exchange. The fair value of the shares issued by LPV exceeded the fair value of CPC's net assets by $604, which was recorded as a listing expense. As part of the transaction, the Company invested cash of C$20,000 and vanadium assets with a fair value at the time of investment of C$7,264 into LPV. LPV received cash from other investors of C$10,220 and incurred share issuance costs of C$638 in connection with this transaction. The difference of $2,023 between the proceeds from the share issuance and the increase in non-controlling interests was recognized in equity.

In addition to the Company's subsidiaries disclosed in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2021, at September 30, 2022 the Company owned 65.7% of LPV and accounted for it as a consolidated subsidiary.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2021. There have been no significant changes to the areas of estimation and judgment during the three and nine months ended September 30, 2022.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 5

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2021, with the exception of the following additional accounting policy.

Vanadium assets

Vanadium assets are the quantities of vanadium owned by LPV that are intended to be held for rental to others and long-term price appreciation. This differs from the quantities held for sale to customers that are recognized as finished products inventory. Vanadium assets are measured at cost less accumulated impairment losses. The initial cost of vanadium assets comprises its purchase price or cost of production. Purchased vanadium assets are recognized on the date that control of the vanadium asset passes to the Company.

4) Amounts receivable

	September 30,	December 31,
	2022	2021
Trade receivables	$20,931	$22,144
Current taxes recoverable - Brazil	4,487	1,154
Current taxes recoverable - Other	426	358
Other receivables	28	28
Total	$25,872	$23,684

5) Inventory

	September 30,	December 31,
	2022	2021
Finished products	$52,626	$32,069
Work-in-process	486	967
Stockpiles	477	593
Warehouse materials	17,097	11,693
Total	$70,686	$45,322

During the three and nine months ended September 30, 2022, the Company recognized a net realizable value allowance of $1,655 and $1,655 for finished products (three and nine months ended September 30, 2021 - $nil and $2) and $nil and $287 for warehouse materials (three and nine months ended September 30, 2021 - $nil and $nil). At September 30, 2022, the net realizable value allowance was $1,655 for finished products and $287 for warehouse materials (note 19) (December 31, 2021 - $558 and $nil). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory allowance to direct mine and mill costs or product acquisition costs as appropriate (note 19).

6) Other intangible assets

During the three and nine months ended September 30, 2022, the Company began capitalizing costs relating to a software implementation. The estimated useful life is 5 years.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 6

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2020	$4,366	$-	$4,366
Additions	-	-	-
Balance at December 31, 2021	$4,366	$-	$4,366
Additions	-	3,831	3,831
Balance at September 30, 2022	$4,366	$3,831	$8,197
Accumulated Depreciation
Balance at December 31, 2020	$-	$-	$-
Depreciation	437	-	437
Balance at December 31, 2021	$437	$-	$437
Depreciation	327	64	391
Balance at September 30, 2022	$764	$64	$828
Net Book Value
At December 31, 2021	$3,929	$-	$3,929
At September 30, 2022	$3,602	$3,767	$7,369

7) Mine properties, plant and equipment

At September 30, 2022 and December 31, 2021, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	3,278	-	7,884	6,122	11,639	28,923
Disposals	(177)	-	-	(6)	-	(183)
Reclassifications	-	-	-	14,862	(14,862)	-
Effects of changes in foreign exchange rates	(52)	(18)	(4,851)	(11,487)	28	(16,380)
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035
Additions	2,053	61	3,239	7,031	13,199	25,583
Disposals	-	-	-	(4,205)	-	(4,205)
Reclassifications	-	-	-	3,523	(3,523)	-
Effects of changes in foreign exchange rates	19	6	2,094	5,395	(344)	7,170
Balance at September 30, 2022	$6,040	$310	$99,810	$174,978	$14,445	$295,583

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 7

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Accumulated Depreciation
Balance at December 31, 2020	$523	$261	$26,940	$77,986	$-	$105,710
Depreciation	194	-	7,069	15,031	-	22,294
Disposals	(177)	-	-	(6)	-	(183)
Effects of changes in foreign exchange rates	(32)	(18)	(1,559)	(5,836)	-	(7,445)
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Depreciation	754	2	3,518	13,591	-	17,865
Disposals	-	-	-	(4,205)	-	(4,205)
Effects of changes in foreign exchange rates	7	7	590	2,254	-	2,858
Balance at September 30, 2022	$1,269	$252	$36,558	$98,815	$-	$136,894
Net Book Value
At December 31, 2021	$3,460	$-	$62,027	$76,059	$5,113	$146,659
At September 30, 2022	$4,771	$58	$63,252	$76,163	$14,445	$158,689

8) Accounts payable and accrued liabilities

	September 30,	December 31,
	2022	2021
Accounts payable	$21,177	$14,050
Accrued liabilities	3,501	2,962
Accrued financial costs	238	174
Other taxes	8,569	2,537
Total	$33,485	$19,723

Current	$33,152	$19,723
Non-current	333	-
Total	$33,485	$19,723

9) Debt

	September 30,	December 31,
	2022	2021
Total debt	$15,000	$15,000

		Cash flows
	December 31,			September 30,
	2021	Proceeds	Repayment	2022
Total debt	$15,000	$15,000	$(15,000)	$15,000
Total liabilities from financing activities	$15,000	$15,000	$(15,000)	$15,000

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 8

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

		Cash flows
	December 31,			December 31,
	2020	Proceeds	Repayment	2021
Total debt	$24,788	$15,000	$(24,788)	$15,000

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility with a bank in Brazil. At the same time, the Company secured a new working capital facility with another bank in Brazil. This facility was fully drawn down and proceeds of $15,000 (R$69,000) were received. This facility is due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum.

10) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Nine months ended		Year ended
	September 30, 2022		December 31, 2021
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,727	$415,982	58,779	$406,214
Exercise of warrants (note 11)	10	124	5,723	7,982
Exercise of stock options (note 11)	36	320	156	944
Exercise of restricted share units (note 11)	105	1,286	69	842
Share repurchase	(873)	(6,088)	-	-
Balance, end of the period	64,005	$411,624	64,727	$415,982

During the nine months ended September 30, 2022, the Company paid $6,088 for the repurchase and cancellation of 873 shares.

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the condensed interim consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 9

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

11) Equity reserves

	RSUs		Options			Warrants
				Weighted			Weighted
				average			average
				exercise			exercise		Total
	Number	Value	Number	price	Value	Number	price	Value	value
December 31, 2020	226	$1,329	588	C$8.27	3,207	8,366	C$4.88	$16,755	$21,291
Share-based payments	-	587	-	-	998	-	-	-	1,585
Granted	76	499	467	15.59	1,081	-	-	-	1,580
Exercised	(81)	(842)	(164)	(4.68)	(421)	(6,527)	(2.94)	(5,344)	(6,607)
Expired	-	-	-	-	-	(7)	(2.90)	(5)	(5)
Forfeited	(5)	(22)	(2)	(6.70)	(8)	-	-	-	(30)
December 31, 2021	216	$1,551	889	C$12.78	4,857	1,832	C$11.78	$11,406	$17,814
Share-based payments	-	476	-	-	1,025	-	-	-	1,501
Granted	111	460	230	14.57	376	-	-	-	836
Exercised	(122)	(1,286)	(36)	(6.70)	(133)	(10)	(11.50)	(34)	(1,453)
Forfeited	(4)	(7)	(208)	(13.23)	(898)	-	-	-	(905)
September 30, 2022	201	$1,194	875	C$13.39	5,227	1,822	C$11.78	$11,372	$17,793

a) RSUs

During the three and nine months ended September 30, 2022, the Company granted 111 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the three month periods ending June 30, 2023, June 30, 2024 and June 30, 2025. The value of the vested RSUs includes the Company's expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b) Stock options

				Weighted		Weighted		Weighted
				average		average		average
		No.	No.	remaining		exercise		grant date
	Range of prices	outstanding	exercisable	life (years)		price		share price
C$	6.70 - 10.00	326	238	2.5	C$	6.70	C$	6.70
	10.01 - 15.00	150	-	0.3		13.87		13.87
	15.01 - 20.00	338	108	4.1		17.12		17.12
	20.01 - 25.00	29	29	0.9		24.00		24.00
	30.01 - 30.40	32	32	1.3		30.40		30.40
		875	407		C$	13.39

During the nine months ended September 30, 2022, the Company granted 230 (year ended December 31, 2021 - 467) stock options with a weighted average exercise price of C$14.57. The options vest over time, with one-third of a grant of 176 vesting during each of the three month periods ending June 30, 2023, June 30, 2024 and June 30, 2025. One-third of a grant of 54 vest during each of the three month periods ending March 31, 2023 and March 31, 2024.

The estimated weighted average grant date fair value for these grants was C$9.15 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 2.46%, expected life in years - 5, expected volatility - 76.3%, expected dividends - 0% and expected forfeiture rate - 0%.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 10

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The remaining weighted average contractual life of options outstanding at September 30, 2022 was 2.6 years (December 31, 2021 - 2.6 years).

c) Warrants

								Expected	Risk-free
No.	No.	Grant	Expiry		Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date		price	volatility	life (years)	yield	rate
339	339	11/30/17	11/30/22	C$	11.50	93%	5.00	0%	2%
1,142	1,142	12/13/17	12/13/22	C$	11.50	93%	5.00	0%	2%
341	341	12/07/20	12/08/25	C$	13.00	88%	5.00	0%	0%
1,822	1,822			C$	11.78

12) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 2,898 and 2,370 for the three and nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - 227 and 130).

13) Taxes

a) Tax expense

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Income tax expense	$(1,307)	$(2,569)	$(9,024)	$(5,028)
Deferred income tax recovery (expense)	666	(1,707)	1,171	(5,286)
Total	$(641)	$(4,276)	$(7,853)	$(10,314)

b) Changes in deferred tax assets and liabilities

	Nine months
	ended	Year ended
	September 30,	December 31,
	2022	2021
Net deferred income tax asset, beginning of the period	$3,343	$7,178
Deferred income tax recovery (expense)	1,171	(3,758)
Effect of foreign exchange	(252)	(77)
Net deferred income tax asset, end of the period	$4,262	$3,343

	September 30,	December 31,
	2022	2021
Deferred income tax asset	$4,262	$3,343
Net deferred income tax asset	$4,262	$3,343

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 11

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

14) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Short-term benefits	$494	$716	$3,017	$2,890
Share-based payments	323	396	1,584	1,569
Total	$817	$1,112	$4,601	$4,459

Refer to note 16 for additional commitments with management.

15) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure. Largo Physical Vanadium was incorporated by the Company during the three and nine months ended September 30, 2022. The Company held a 65.7% interest in Largo Physical Vanadium at September 30, 2022.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 12

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended September 30, 2022
Revenues	$47,000	$45,441	$39,709	$-	$-	$(77,892)	$54,258

Operating costs	(56,843)	(36,203)	(38,413)	-	-	85,857	(45,602)
Professional, consulting and management fees	(303)	(1,181)	(1,753)	(2,813)	(1,196)	-	(7,246)
Foreign exchange (loss) gain	(47)	972	22	7	13	-	967
Other general and administrative expenses	(132)	(2,433)	(362)	(1,232)	50	1[1]	(4,108)
Share-based payments	-	-	(131)	-	-	-	(131)
Finance costs	(5)	(253)	(2)	(24)	(9)	(3) [1]	(296)
Interest income	-	137	107	-	157	-	401
Technology start-up costs	-	-	-	791	-	(488) [1]	303
Exploration and evaluation costs	-	(505)	-	-	-	(1) [2]	(506)
	(57,330)	(39,466)	(40,532)	(3,271)	(985)	85,366	(56,218)
Net income (loss) before tax	(10,330)	5,975	(823)	(3,271)	(985)	7,474	(1,960)
Income tax (expense) recovery	771	(2,078)	-	-	-	-	(1,307)
Deferred income tax recovery (expense)	288	648	(270)	-	-	-	666
Net income (loss)	$(9,271)	$4,545	$(1,093)	$(3,271)	$(985)	$7,474	$(2,601)
Revenues (after elimination of inter-segment transactions)	$47,000	$7,258	$-	$-	$-		$54,258
At September 30, 2022
Total non-current assets	$1,195	$131,029	$19,972	$14,721	$5,503	$2,896	$175,316
Total assets	$83,268	$228,599	$96,463	$22,192	$27,557	$(110,510)[3]	$347,569
Total liabilities	$59,057	$51,388	$51,580	$6,121	$740	$(104,543)[4]	$64,343

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $113,517 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $3,003 and E&E properties total assets of $4.

4. Inter-segment transaction elimination of $104,687 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $144 and E&E properties total liabilities of nil.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 13

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Inter-
				Largo	segment
	Sales &	Mine		Clean	transactions
	trading	properties	Corporate	Energy	& other		Total
Three months ended September 30, 2021
Revenues	$43,898	$52,644	$46,042	$-	$(88,723)		$53,861
Operating costs	(40,245)	(30,356)	(44,311)	-	82,786		(32,126)
Professional, consulting and
management fees	(360)	(1,007)	(1,745)	(1,776)	(1	) [1]	(4,889)
Foreign exchange loss	(55)	(415)	(350)	(6)	-		(826)
Other general and administrative
expenses	(109)	(236)	(273)	(368)	(3	) [1]	(989)
Share-based payments	-	-	(578)	-	-		(578)
Finance costs	(8)	(312)	(4)	(20)	-		(344)
Interest income	-	70	32	-	-		102
Exploration and evaluation costs	-	(733)	-	-	(9	) [1]	(742)
	(40,777)	(32,989)	(47,229)	(2,170)	82,773		(40,392)
Net income (loss) before tax	3,121	19,655	(1,187)	(2,170)	(5,950)		13,469
Income tax expense	(158)	(2,411)	-	-	-		(2,569)
Deferred income tax expense	-	(1,405)	(302)	-	-		(1,707)
Net income (loss)	$2,963	$15,839	$(1,489)	$(2,170)	$(5,950)		$9,193
Revenues
(after elimination of inter-segment
transactions)	$43,642	$9,108	$1,111	$-			$53,861
At December 31, 2021
Total non-current assets	$961	$123,783	$18,303	$10,884	$-		$153,931
Total assets	$56,631	$191,086	$111,703	$18,084	$(63,595)		$313,909
Total liabilities	$39,907	$34,604	$21,467	$6,488	$(54,254)		$48,212

1. Amount relating to E&E properties.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 14

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Nine months ended September 30, 2022
Revenues	$155,621	$148,334	$128,659	$-	$-	$(250,864)	$181,750

Operating costs	(150,635)	(105,335)	(124,080)	-	-	254,786	(125,264)
Professional, consulting and management fees	(1,364)	(3,784)	(5,227)	(7,463)	(1,704)	-	(19,542)
Foreign exchange (loss) gain	(130)	1,916	100	5	19	-	1,910
Other general and administrative expenses	(380)	(5,751)	(1,170)	(3,429)	(6)	(129) [1]	(10,865)
Share-based payments	-	-	(1,432)	-	-	-	(1,432)
Finance costs	(19)	(666)	(8)	(63)	(10)	(21) [1]	(787)
Interest income	-	434	207	-	157	-	798
Technology start-up costs	-	-	-	(3,775)	-	(739) [1]	(4,514)
Exploration and evaluation costs	-	(786)	-	-	-	(5) [2]	(791)
	(152,528)	(113,972)	(131,610)	(14,725)	(1,544)	253,892	(160,487)
Net income (loss) before tax	3,093	34,362	(2,951)	(14,725)	(1,544)	3,028	21,263
Income tax expense	(185)	(8,839)	-	-	-	-	(9,024)
Deferred income tax
recovery (expense)	(99)	2,235	(965)	-	-	-	1,171
Net income (loss)	$2,809	$27,758	$(3,916)	$(14,725)	$(1,544)	$3,028	$13,410
Revenues
(after elimination of inter-segment transactions)	$155,621	$25,815	$314	$-	$-		$181,750

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 15

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

					Inter-
				Largo	segment
	Sales &	Mine		Clean	transactions
	trading	properties	Corporate	Energy	& other		Total
Nine months ended September 30, 2021
Revenues	$124,236	$122,590	$105,136	$-	$(204,008)		$147,954

Operating costs	(108,391)	(81,075)	(101,021)	-	195,223		(95,264)
Professional, consulting and management fees	(1,119)	(2,986)	(5,090)	(3,746)	(1	) [1]	(12,942)
Foreign exchange (loss) gain	(119)	484	172	(6)	-		531
Other general and administrative expenses	(290)	(1,003)	(1,575)	(1,389)	(3	) [1]	(4,260)
Share-based payments	-	-	(1,982)	-	-		(1,982)
Finance costs	(24)	(691)	(9)	(43)	-		(767)
Interest income	-	169	97	-	-		266
Exploration and evaluation costs	-	(1,427)	-	-	(13) [1]		(1,440)
	(109,943)	(86,529)	(109,408)	(5,184)	195,206		(115,858)
Net income (loss) before tax	14,293	36,061	(4,272)	(5,184)	(8,802)		32,096
Income tax expense	(994)	(4,034)	-	-	-		(5,028)
Deferred income tax expense	-	(4,443)	(843)	-	-		(5,286)
Net income (loss)	$13,299	$27,584	$(5,115)	$(5,184)	$(8,802)		$21,782
Revenues (after elimination of inter-segment transactions)	$122,433	$22,852	$2,669	$-			$147,954

1. Amount relating to E&E properties.

16) Commitments and contingencies

At September 30, 2022, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,589 and all payable within one year. These contracts also require that additional payments of up to approximately $3,884 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2022 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2022 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $455, including $250 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2022 of $11,101.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 16

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2021 for such proceedings in Brazil in an amount of R$469 ($84). At September 30, 2022, the provision recognized was R$758 ($140). The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

17) Financial instruments

Financial assets and financial liabilities at September 30, 2022 and December 31, 2021 were as follows:

	September 30,	December 31,
	2022	2021
Cash	$62,713	$83,790
Restricted cash	448	448
Trade and other receivables	20,959	22,172
Accounts payable and accrued liabilities (including non-current)	33,485	19,723
Lease liability (including non-current)	2,181	2,550
Debt	15,000	15,000

Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for cash, restricted cash, trade receivables and amounts receivable, accounts payable and accrued liabilities and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2021. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 17

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

b) Credit risk

The Company's maximum amount of credit risk is primarily attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $20,931, $8,406 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from B- to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At September 30, 2022, no amounts are past due and in the nine months ended September 30, 2022, the Company has not experienced any credit losses. At September 30, 2022, the loss allowance for trade receivables was determined to be $58 (December 31, 2021 - $58), with any movement recognized as a component of finance costs (note 19). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2022 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 8)	$33,152	$-	$333	$-
Debt (note 9)	-	15,000	-	-
Total	$33,152	$15,000	$333	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $62,713 (December 31, 2021 - $83,790).

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At September 30, 2022, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At September 30, 2022, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2021 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and restricted cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At September 30, 2022, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars, Euros and Swiss francs and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar, the Euro and the Swiss franc relative to the U.S. dollar would affect the value of these cash balances at September 30, 2022 by approximately $1,230. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $92.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 18

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

18) Revenues

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Vanadium sales from contracts with customers	$54,258	$53,861	$181,750	$147,954
Total	$54,258	$53,861	$181,750	$147,954

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
V2O5 revenues
Produced products	$30,831	$28,627	$98,621	$76,381
Purchased products	1,655	-	3,184	455
	32,486	28,627	101,805	76,836
V2O3 revenues
Produced products	$3,798	$-	$3,798	$-
Purchased products	482	-	482	-
	4,280	-	4,280	-
FeV revenues
Produced products	$12,756	$22,621	$54,667	$63,908
Purchased products	4,736	2,613	20,998	7,210
	17,492	25,234	75,665	71,118
Total	$54,258	$53,861	$181,750	$147,954

19) Expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Finance costs:
Interest expense	$221	$297	$575	$636
Interest on lease liabilities	16	20	69	40
Accretion	59	38	143	107
Loss allowance for trade receivables	-	(11)	-	(16)
	$296	$344	$787	$767

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 19

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Operating costs:
Direct mine and production costs	$24,655	$18,613	$66,120	$53,756
Conversion costs	1,655	2,037	5,839	6,660
Product acquisition costs	7,248	2,479	20,651	8,656
Royalties	2,497	2,707	8,265	6,588
Distribution costs	2,581	1,331	6,887	3,839
Inventory write-down (note 5)	1,655	-	1,942	2
Depreciation and amortization	5,111	4,825	14,923	15,713
Iron ore costs	200	134	637	50
	$45,602	$32,126	$125,264	$95,264

20) Subsequent events

Subsequent to September 30, 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due after 18, 24, 30 and 36 months. In addition to a fee of 0.7%, accrued interest at a rate of 8.33% p.a. is to be paid every six months.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2022 and 2021 20